1400 – 400 Burrard Street Vancouver, BC V6C 3A6 tel 604.628.0234 fax 604.689.7317	info@sandstormltd.com www.sandstormgold.com toll free 1.866.584.0234	TSX: SSL NYSE.MKT: SAND

July 24, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:                              Tia L. Jenkins

Re:                        Sandstorm Gold Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2012

Filed February 19, 2013

File No. 001-35617

Dear Ms. Jenkins:

We are responding to the comments contained in your letter dated June 27, 2013 (the “Comment Letter”).  To facilitate your review, each numbered comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the in the Company’s Annual Report on Form 40-F.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 – Annual Information Form

Mineral Properties, page 25

1.                                    We note your disclosure of significant gold streaming assets and find your mineral reserves and resources for your properties have not been updated recently nor have you prepared estimates of the current reserves/resources by removing the reported/estimated production from the reserve/resource tabulation.  Please modify your filing and provide updated reserve/resource estimates for all your properties as of your fiscal year end.

Response:

In order to confirm our understanding of our discussion on July 15, 2013 with the Staff, Sandstorm Gold Ltd. (the “Company”) notes that it is a Canadian “foreign private issuer” and is eligible to use, and files and furnishes its reports with the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the “MJDS”), which, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.  Under the MJDS, the Company is permitted to prepare its mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements under U.S. securities laws.  Because the Company is a gold streaming company, it does not prepare the technical reports with respect to its mineral interests as the Company is permitted and it is customary under NI 43-101 to rely on the technical reports prepared by the operators of such properties.  The Company confirms to the Staff that its mining disclosure complies with applicable Canadian requirements as construed by Canadian regulatory authorities.

The Company notes that the estimates of mineral reserves and mineral resources for the Company’s significant gold streaming mineral interests are located under each of the respective property descriptions in the Annual Information Form and this information was the most currently available from the mining companies with which the Company has purchase agreements.  Disclosure regarding the Company’s attributable portion of its interest in the respective mineral properties is disclosed in the Company’s Annual Information Form under the section entitled “General Development of the Business – Mineral Interests” and in the description of the respective properties under the section entitled “Mineral Properties”.  Unless otherwise specifically stated in the document, the mineral reserves and mineral resources are reported as of December 31, 2012 based on information available to the Company as of the date of the Annual Information Form.  Changes following December 31, 2012 and before the date of the Annual Information Form were not considered material and, therefore, are not required to be updated under applicable disclosure requirements.

In response to the Staff’s comments and after discussion with the Staff, in future filings the Company proposes to incorporate a summary table of estimated mineral reserves and mineral resources for mineral projects on properties considered to be material by the Company relating to which the Company has purchase agreements.  The disclosure would indicate the information is as of December 31 of the applicable year, unless otherwise noted with explanatory footnotes for any such exceptions.  The Company would provide this information in tabular form as set forth below:

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (gold only) for the projects or mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from such projects or mines, as of December 31, 2013, unless otherwise noted.  The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

ATTRIBUTABLE PROVEN AND PROBABLE MINERAL RESERVES (●)

AS OF DECEMBER 31, 2013, UNLESS OTHERWISE NOTED (●)

Property	Proven			Probable			Proven & Probable

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz

TOTAL CONTAINED GOLD

ATTRIBUTABLE MEASURED AND INDICATED MINERAL RESOURCES (●)

AS OF DECEMBER 31, 2013, UNLESS OTHERWISE NOTED (●)

Property	Measured			Indicated			Measured & Indicated

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz

TOTAL CONTAINED GOLD

ATTRIBUTABLE INFERRED MINERAL RESOURCES (●)

AS OF DECEMBER 31, 2013, UNLESS OTHERWISE NOTED (●)

Property	Inferred

	Tonnage	Grade	Contained
	kt	g/t	oz

TOTAL CONTAINED GOLD

(1)          All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.

(2)          Mineral Reserves and Mineral Resources are reported above in thousands of metric tonnes (“Kt”), grams per metric tonne (“g/t”) and ounces (“oz”).

(3)          Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

(4)          The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The • mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5)          Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(6)          Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2013 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

(7)          Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

(8)          Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

The Company QPs have approved the disclosure of scientific and technical information in respect of • in this document.

2.                                    A significant portion of your revenue is dependent on the mine production at your gold streaming properties, but we note you do not report the gold received, the funds received, nor the tonnage and grade mined and/or processed at these respective properties.  As a financier for these properties, we believe you are not a passive investor and have access to this information which should also be made available to your investors.  Please revise your filing to include the appropriate detailed production information for each property as it related to your revenue.

Response:

As discussed with the Staff, the Company respectfully notes that the Company’s gold streaming partners are not contractually obligated to provide to the Company all of the information referenced in the Staff comments above (tonnage, grade mined, etc.).  Consequently, without the contractual right to obtain the information requested, the Company is unable to assure the Staff that it could provide all such disclosure for all its properties at the time of filing its Annual Information Form, although the Company will continue to provide appropriate and customary disclosure with respect to its mineral interests to the extent such information is publicly available.  The Company notes, for example, that it currently discloses its attributable portion of production and subsequent revenue from the underlying streaming properties under “Summary of Annual Results” on page 24 of its Management Discussion and Analysis, filed as Exhibit 99.2 to the Form 40-F, in compliance with applicable disclosure requirements.

Further, in response to the Staff’s comments and discussions with the Staff, in future filings the Company proposes to provide additional disclosure in a table of the ounces of gold sold and the respective revenue received from each of its mineral interests in substantially the form illustrated below:

YEAR ENDED DECEMBER 31, 2013

Property	Ounces sold	Sales ($000’s)

TOTAL

Exhibit 99.2 – Annual Report

Consolidated Financial Statements, page 41

Note 3 – Summary of Significant Accounting Policies, page 48

F. Mineral Interests, page 49

3.                                    We note you allocate some of the costs of mineral interests to exploration potential and such costs are excluded from depletion.  Please provide us with your basis under IFRS for recognizing the cost allocated to exploration potential as an asset (i.e., as a mineral interest pursuant to IAS 16 or IAS 38, as an exploration and evaluation asset pursuant to IFRS 6, or under some other basis), and if not exploration and evaluation assets pursuant to IFRS 6, please tell us your basis for classifying them as non-depletable.

Response:

The Company’s accounting policy is to capitalize the costs related to the acquisition of its mineral interests, including any costs directly attributable to bringing the asset to the condition necessary for it to be capable of operating in the manner intended by management.  The Company’s accounting policy indicates that the value associated with the mineral interests is allocated to mineral reserves, mineral resources, and exploration potential based on information compiled by qualified persons as defined under NI 43-101, and costs allocated to exploration potential would be classified as such under the guidance of IFRS 6 until technical feasibility and commercial viability have been demonstrated, which is generally when mineral reserves are considered to be economically feasible for development.  The mineral interests classified as non-depletable include:

•                 mineral interests pursuant to IAS 16, whereby the technical feasibility and commercial viability have been established; however, production has not yet commenced, as such there is currently no depletion in accordance with the Company’s accounting policy; and

•                 mineral interests pursuant to IFRS 6, for those mineral interests where the criteria for reclassification to IAS 16 has not yet been met.

At December 31, 2012, all of the Company’s mineral interests are being accounted for in accordance with IAS 16, other than the Serra Pelada mine, which continues to be accounted for pursuant to the guidance under IFRS 6.

For those mineral interests that have commenced production, all costs associated with the mineral interests are depleted and no amounts would remain classified as non-depletable.  The Company proposes to clarify its accounting policy, in future annual filings, with respect to the criteria for mineral interests classified as non-depletable as well as specifying those non-depletable mineral interests which qualify as exploration and evaluation assets pursuant to IFRS 6.  An example of the proposed disclosure is below:

Agreements for which settlements are called for in gold or platinum, the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at cost less accumulated depletion and impairment loss, if any.

Producing mineral interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

The acquisition costs of acquired resources and exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. The value of the exploration potential is classified as non-depletable and accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources until such time as the technical feasibility and commercial viability have been established at which point the value of the exploration potential is classified as either depletable or non-depletable in accordance with IAS16, Property, Plant and Equipment.

4.                                    It appears that you calculate depletion based on the estimated recoverable proven and probable reserves and the portion of resources expected to be classified as reserves on a per mine basis.  Please address the following:

•                             Tell us how costs allocated to resources are treated in your depletion calculation;

•                             Provide us with the amount of costs allocated to each of measured, indicated and inferred mineral resources as of each fiscal year presented; and,

•                             Tell us the extent to which resources are currently accessible and the extent to which additional capital improvements are required to convert and gain access to resources.

Response:

As noted in the response to comment #3, all mineral interest costs with respect to producing mineral interests are depleted when the mineral interest commences production.  In actuality, the Company has not specifically presented any costs relating to the measured, indicated and inferred mineral resources in any of the periods presented.  However, if the costs for each mineral interest were allocated to the mineral resources for a particular mineral interest based on the proportionate share of mineral resources to the total of the estimated mineral reserves and mineral resources of that mineral interest, the following reflects the allocation of the mineral interests costs which would relate to measured and indicated mineral resources and inferred mineral resources:

	Fiscal year ended December 31, 2012 ($USD)	Fiscal year ended December 31, 2011 ($USD)
Proven and Probable costs	111,553,531	108,484,509
Measured and Indicated costs (exclusive of proven and probable)	2,659,712	12,582,214
Inferred costs	3,362,369	13,753,367
Total costs of producing mineral interests	117,575,612	134,820,090

Total costs of non-producing mineral interests classified under IAS 16	27,520,582	30,581
Total costs of properties under IFRS 6	60,172,180	-
Total costs of mineral interests	205,268,374	134,850,671

The Company has included the mineral resources in its base for the calculation of depletion to the extent that the Company believes the mineral resources are currently accessible based on an annual review of the mineral reserves and mineral resources for each of its mineral interests based on data obtained from the NI 43-101 reports for each of its mineral interests, as well as review by the Company’s technical personnel and the degree of confidence that the mineral resources will be extracted and converted to reserves.  Consistent with paragraph 4.40 of the IFRS Framework, the Company’s assessments of the degree of uncertainty attaching to the flow of future economic benefits are made on the basis of the evidence available when the financial statements are prepared.  The Company concludes that it is probable that future economic benefits will flow from the capitalized costs allocated to the portion of mineral resources that is considered minable based on the work performed as noted in the above discussion.  It is not expected that the Company will be required to expend any significant incremental future capital for these mineral resources to be produced.  However, any further payments required by the Company for mineral interests would only be included in the depletion calculation once the amounts had been paid.

5.                                    To better understand the effect of resources on your depletion expense, please provide us with the amount of depletion expense for each period presented if (i) only proven and probable reserves is included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base) and (ii) only proven and probable reserves plus the portion of measured and indicated resources expected to be converted to mineral reserves (i.e., excluding all inferred mineral resources from the depreciable base).  Also, clarify for us if you include expected costs in the numerator of your depletion calculation.

Response:

As requested, the following table summarizes the effect of mineral resources on the depletion expense:

	Fiscal year ended December 31, 2012 ($USD)	Fiscal year ended December 31, 2011 ($USD)
Depletion expense as reported in the consolidated financial statements	14,319,262	5,524,375
(i) only proven and probable mineral reserves is included in the depreciable base...	15,488,113	6,776,121
(ii) only proven and probable mineral reserves plus the portion of measured and indicated mineral resources expected to be converted to mineral reserves ...	14,665,224	6,221,035

The Company did not include expected costs in the numerator of the depletion calculation as the inclusion of any additional resources requiring additional expenditures were immaterial to the depletion expense (i.e. less than $0.5 million).  As noted in response #4 above all costs capitalized to a mineral interest are included in the numerator in the depletion calculation.

J. Revenue Recognition, page 50

6.                                    We note your revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Please tell us whether those provisionally-priced revenues are initially recognized based on spot prices or forward prices (of similar duration to the expected settlement of the provisionally-priced sales).  If forward prices are used, please clarify your disclosure in future filings accordingly.  If spot prices are used, please tell us your basis for doing so (i.e., why you believe they provide for the best measure of fair value).

Response:

The Company did not recognize any material revenue from the sale of gold which was subject to adjustment on final settlement for the years ended December 31, 2012 or 2011.  If the Company has any material outstanding provisionally priced sales, these would be recognized at fair value and forward prices would be used at the end of the period.  In response to the Staff’s comments, the Company proposes to clarify its revenue recognition disclosure in future annual filings by adding the following disclosure:

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.  Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Exchange Act of 1934, as amended, and that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me directly at (604) 628-1109.

Sincerely,

/s/ Erfan Kazemi
Erfan Kazemi
Chief Financial Officer
Sandstorm Gold Ltd.